EXHIBIT 97.1

FIRST SOLAR, INC.
CLAWBACK POLICY
The Board of Directors of First Solar, Inc. (the “Board”) has determined that it is in the best interests of First Solar, Inc. (the “Company”) and its shareholders to adopt this amended and restated Clawback Policy (the “Policy”). In addition to any amounts that are to be recovered on behalf of the Company by the Securities and Exchange Commission (the “SEC”) pursuant to Section 304 of the Sarbanes-Oxley Act, this Policy enables the Company to recover the amount of Incentive Compensation paid to certain Covered Individuals (as such terms are defined below) in the instances described below. This Policy is effective as of December 1, 2023 (the “Effective Date”) and shall supersede and replace any prior similar clawback or recoupment policies adopted by the Company.
1.    Administration. The Board, or a duly authorized Committee of the Board, shall have sole and express authority to interpret and administer this Policy. All determinations made by the Board, or a duly authorized Committee of the Board, in the good faith exercise of its discretion shall be final and binding on all affected Covered Individuals. This Policy is intended to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), the rules of the Securities and Exchange Commission, and Rule 5608 of the Nasdaq Stock Market Rules (the “Nasdaq Clawback Rules”), and this Policy shall be interpreted, to the greatest extent possible, consistent with such intent. To the extent that any provision of this Policy is inconsistent with applicable law or the attendant regulations, in each case as then in effect, the Board, or a duly authorized Committee of the Board, shall administer this Policy to comply with the law or regulations then in effect.
2.    Covered Individual. A “Covered Individual” means any individual who is currently or was formerly considered by the Company to be a Section 16 officer of the Company within the meaning of Section 16 of the Exchange Act and Rule 16a-1 promulgated thereunder. An individual shall be considered a Covered Individual without regard to whether the individual was an employee of the Company at the time of the act or event that triggered a recovery under this Policy.
3.    Incentive Compensation. “Incentive Compensation” means and includes, but is not limited to, annual bonuses and other short-term and long-term cash incentives, stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units or any other equity-based compensation or severance pay, provided that in each case such compensation is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure (as defined below). Incentive Compensation also shall include any other plan, program or agreement that expressly incorporates or references the provisions of this Policy.
“Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived in whole or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.
For the avoidance of doubt, Incentive Compensation only includes amounts received after an individual becomes a Covered Individual. For purposes of this Policy, Incentive Compensation will be deemed to be paid to or received by a Covered Individual in the fiscal period during which the applicable Financial Reporting Measure is attained, even if payment or grant occurs after the end of such period.
4.    Right to Recover Incentive Compensation. The Company is required to recover Incentive Compensation from a Covered Individual if the Company is required to prepare a restatement of its financial statements due to material noncompliance of the Company with any financial reporting requirements under the securities laws. This includes any required restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For this purpose, the date that the Company is required to prepare an accounting restatement is the first to occur of: (i) the date the Company’s Board, or a committee of the Board, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement (or if Board action is not required, the date the Company’s officers conclude, or reasonably should have concluded, that the Company is required to prepare an accounting restatement); or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an accounting restatement.
5.    Amount of Recovery. The amount subject to recovery (the “Erroneously Awarded Compensation”) is the amount of Incentive Compensation received during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the restated amounts (and such amounts must be calculated without regard to any taxes paid). If the amount of Erroneously Awarded Compensation cannot be determined based on a calculation directly from the information in the accounting restatement, then the Erroneously Awarded Compensation amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive Compensation was received and the Company must document and maintain its determination of that reasonable estimate and provide such documentation to Nasdaq.
6.    Method of Recovery. The Board or a duly authorized Committee of the Board will determine, in its sole discretion, the method for recovering Incentive Compensation pursuant to the terms of this Policy, provided that such recovery shall occur reasonably promptly. Such recovery may include, without limitation:
(a)    requiring reimbursement of cash Incentive Compensation previously paid;
(b)    seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards (including, without limitation, requiring the return of common stock);
(c)    offsetting the amount to be recovered against any Incentive Compensation otherwise owed by the Company to the Covered Individual, except to the extent that such an offset violates the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), or applicable regulations;
(d)    canceling outstanding vested or unvested equity awards; and/or
(e)     taking any other remedial and recovery action permitted by law, as determined by the Board or a duly authorized Committee of the Board.
7.    Exception to Full Recovery. Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section 5 above if the Board or a duly authorized Committee of the Board determines that recovery would be impracticable and any of the following conditions are met:
(a)    The Board or a duly authorized Committee of the Board has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s), and provide such documentation to Nasdaq;
(b)    Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq; or
        (c)    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code and regulations thereunder.
8.    No Indemnification. The Company shall not insure or indemnify any Covered Individual against the loss of any Incentive Compensation recovered pursuant to the terms of this Policy or any claims relating to the Company’s enforcement of its rights under this Policy.
9.    Successors. This Policy shall be binding and enforceable against all Covered Individuals and their beneficiaries, heirs, executors, administrators or other legal representatives. The Board intends that this Policy will be applied to the fullest extent required by applicable law.
10.    Other Remedies and Recovery Rights. This Policy shall not restrict the rights of the Company or of the Board to take any other actions or to pursue any other remedies deemed appropriate under the circumstances and pursuant to applicable law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Individual to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy, in any plan, program, or agreement and any other legal remedies available to the Company.

11.    Disclosure. The Company will comply with all applicable securities laws, rules and regulations, including SEC and Nasdaq disclosure requirements regarding executive compensation. The Company may also, but is not obligated to, provide additional disclosure beyond that required by applicable law when the Company deems it to be appropriate and determines that such disclosure is in the best interests of the Company and its stockholders. This Policy shall be filed as an exhibit to the Company’s Annual Report on Form 10-K.
12.    Amendment and Termination. The Board may amend this Policy in its sole discretion from time to time and for any reason, including to comply with the requirements of any applicable law, rule, or regulation including the Nasdaq Clawback Rules. The Board may terminate this Policy at any time. Notwithstanding anything in this Section to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would cause the Company to violate any federal securities laws, SEC rule, or Nasdaq Clawback Rules.